March 30, 2006

Via U.S. Mail

Alex Mashinsky
c/o Governing Dynamics Investments, LLC
510 Berkeley Square
Memphis, TN  38120

      Re: 	Arbinet-Thexchange, Inc.
Schedule 14A filed March 21, 2006 by Alex Mashinsky and Robert A.
Marmon
      File No. 000-51063

Dear Mr. Mashinsky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Advise us, with a view toward disclosure, why all of the
nominees
have not been identified on the cover page of the proxy statement as
persons filing the Schedule 14A or revise to include them.   This
comment also applies to the other participants in the solicitation, such as Ms. Thai Lee. Please revise or advise.

2. Please ensure that the proxy statement and accompanying proxy card are clearly identified as preliminary versions. See Rule 14a-
6(e)(1).

3. Provide a discussion of your anticipated recourse if the solicitation is unsuccessful.

4. In an appropriate place in this proxy statement, please specifically indicate whether each of your nominees has consented to serve as director, if elected, and to be named in the proxy statement. See Rule 14a-4(d).

Introduction, page 1

5. We note your indication that "significant immediate changes are required." In an appropriate place in this discussion, elaborate upon what plans your nominees intend to take if elected. In doing so, please also indicate that there is no assurance that, if elected, they will be able to "take full advantage of the Company`s potential." If you have no specific plans in mind, aside from your indicated desire to replace the current officers and directors, please indicate this.

6. Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief:

* "We... are seeking to elect nominees whose interests are more aligned with Stockholders ...," in the second paragraph of the Introduction, please explain how you know that the current director`s interests are less aligned with stockholders than your nominee`s interests would be;

* "...in order to mitigate and reverse the losses [Stockholders] have suffered under the current management," in the second paragraph of the Introduction, please specify and, if possible, quantify the losses to which you make reference;

* "The Company has stated publicly that it intends to leverage the Company`s web-based trading platform..." and "We do not believe this has happened" in the second bullet point under "Why you should replace the Company`s Slate..."

Why you should vote for the Mashinsky nominees, page 2

7. So as to put your current solicitation in context, explain why you left the Company in December 1999, considering you founded the Company and served as Chairman of the Board and CEO up until your departure.

8. You indicate that the Mashinsky Nominees collectively own 1,485,081 shares of the Company`s common stock, as of March 21, 2006.
Considering the Schedule 13D filed by Mr. Mashinsky, et al. on March
27, 2006 indicates an aggregate beneficial ownership of Mr. Mashinsky alone that is in excess of this amount, please revise to update this information or explain why these amounts differ.

Our recommendations if the Mashinsky nominees are elected, page 3

9. You suggest that Mr. Mashinsky be granted, in lieu of cash compensation, "significant `out of the money` stock options." Revise to explain what you mean by "significant." Also, explain how the options would be tied to the performance of the Company`s stock price.

10. You recommend that the incumbent directors resign after appropriate successor directors have been identified. Who would select the successor directors? Do you have any successor directors in mind? If so, please revise your disclosure to address who your nominees would be.

11. Please disclose any potential effects of your proposals on existing security holders of the company. For instance, you indicate by footnote that the CEO and CFO would be entitled to severance obligations if you and your nominees replace the existing officers.
What are the terms of any existing agreements with change in control provisions that may be triggered by the election of your nominees as directors and/or appointment of your nominees as officers? Provide quantified information where possible.

Nominees for director, page 4

12. Elaborate upon the "potential" claims that Mr. Mashinsky believes he has against the Company and that the Company believes it has against Mr. Mashinsky.

Voting, page 9

13. We note your brief indication regarding the means by which a
proxy card may be revoked.   It would appear, however, that you
have
only mentioned one of the means by which the proxy card may be revoked. Please revise this discussion to also address whether the proxy card may be revoked by executing a later-dated proxy card or by voting in person at the meeting.

Information concerning persons who may solicit proxies, page 10

14. Tell us what consideration you have given to providing information about Governing Dynamics Investments, LLC as a participant in this solicitation.

Cost and method of solicitation, page 11

15. We note that you intend to seek reimbursement from the Company for your expenses. Please revise to state whether the question of such reimbursement will be submitted to a vote of security holders.
See Item 4(b)(5) of Schedule 14A.

16. We note that you may employ various methods to solicit proxies including mail, telephone, telecopy, email or the Internet. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rules 14a-6(b) and
(c).
Please confirm your understanding.

17. Since it appears that you intend to solicit proxies via the Internet, here and on the proxy card, please describe the Internet voting procedures and supplementally provide your well-reasoned legal analysis regarding the validity under applicable state law of using this mechanism of electronic submission. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. See Item N.17 of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov.

Additional Information, page 11

18. We note your indication that "[c]ertain information...is contained in the Company`s proxy statement and is incorporated by reference." Further, we understand the reasons why the proxy statement does not include a time, date, location or record date for the annual meeting. Advise us whether the participants intend to wait for the company to provide this required information before mailing their proxy statement. If the participants expect to mail their proxy materials prior to the receipt of this information, please advise us how they intend to update the disclosure or disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before Arbinet distributes the information to security holders would be inappropriate.

19. Refer to the last paragraph of this section. We note that you assume no responsibility for whether the information provided by the
Company in its proxy statement is accurate or complete. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

			Sincerely,


			Mara L. Ransom
			Special Counsel
			Office of Mergers and
	Acquisitions

cc via facsimile at (212) 822-5735:

Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP



Arbinet-Thexchange, Inc.
March 30, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE